EXHIBIT 99.1

DeFi Technologies Reports All-Time High in Bitcoin Assets Under Management and Treasury Holdings

Valour's BTC AUM Reaches US$302 Million (C$413 Million); DeFi Technologies Bitcoin Treasury Valuation Hits $25.6 Million (C$35 Million) Following Bitcoin's All-Time High Price

•	Valour's Bitcoin AUM Hits All-Time High: DeFi Technologies' subsidiary, Valour, reached a record US$302 million (C$413 million) in Bitcoin AUM as of July 14, 2025, driven by continued investor inflows and strong market momentum.
•	DeFi Technologies Treasury Bitcoin Holdings Reach $25.6M (C$35M): The Company's 208.8 BTC treasury position hit an all-time high valuation on July 13, 2025, coinciding with Bitcoin's record price of $122,625.
•	Diversified Digital Asset Treasury & 6.5% BTC Yield: DeFi Technologies maintains a US$48.4 million (C$66 million) digital asset treasury as of June 30, 2025, acquired via free cash flow, and earns a 6.5% APY on staked Bitcoin - supporting its position as one of the only profitable, cash-generating public crypto companies.

TORONTO, July 14, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce announced a significant milestone for its wholly owned subsidiary, Valour Inc. ("Valour"), and its corporate Bitcoin treasury.

As of July 13, 2025, Valour has achieved an all-time high of US$302,000,170 (C$413,530,342) in Assets Under Management ("AUM") for its Bitcoin exchange-traded products ("ETPs"), reflecting strong market momentum and continued investor inflows.

In parallel, DeFi Technologies' corporate treasury holdings of 208.8 Bitcoin also reached an all-time high valuation of approximately US$25.6 million (C$35 million) on July 13, 2025, when Bitcoin reached an all-time high of US$122,625.

"These record-breaking figures reinforce the strength of our vertically integrated model and the value we're delivering to shareholders through operating efficiency and smart capital allocation," said Olivier Roussy Newton, CEO of DeFi Technologies. "We're not just holding Bitcoin - we're monetizing it across our asset management and trading infrastructure."

A Profitable Bitcoin Treasury Company with Real Revenue

DeFi Technologies is one of the few publicly traded Bitcoin treasury companies with an underlying operating business. The Company's Bitcoin holdings have been purchased entirely through free cash flow from operating revenue, rather than debt or equity dilution. DeFi Technologies is also one of just three profitable and free cash flow generating publicly listed digital asset companies, thanks to its full-stack monetization strategy that spans asset management, staking, and trading operations.

Staking Bitcoin for Yield

Through a joint venture with CORE DAO, Valour holds a unique competitive advantage by enabling the staking of Bitcoin under management, generating a 6.5% annual percentage yield (APY) that contributes directly to revenue, further enhancing AUM monetization.

Thanks to Core Chain's Satoshi Plus consensus mechanism, Bitcoin staking is non-custodial, allowing holders to earn yield on their BTC without relinquishing custody. Core is a Bitcoin-powered, EVM-compatible Layer 1 blockchain that brings Bitcoin finance to life, powering both the first-ever non-custodial BTC staking protocol.

Digital Asset Treasury

As part of its vertically integrated model, DeFi Technologies actively manages a diversified digital asset treasury designed to support long-term capital appreciation, strategic flexibility, and balance sheet strength. These holdings complement the Company's core operating businesses - including asset management, staking, and trading - and are acquired using free cash flow generated by the Company, without the need for dilution or leverage.

As of June 30, 2025, DeFi Technologies' digital asset treasury was valued at approximately US$48.4 million (C$66 million). The portfolio includes direct exposure to Bitcoin, Ethereum, Solana, and other high-conviction tokens aligned with the Company's long-term outlook on digital infrastructure. In addition, the Company holds approximately US$14 million (C$19 million) in cash and USDT, providing strategic flexibility to expand or rebalance its treasury as market conditions evolve.

The portfolio breakdown is as follows as of June 30, 2025:

•	208.8 BTC: US$25,605,799 (C$35,062,149) - as of July 13, 2025
•	161 ETH: US$400,320.06 (C$549,239)
•	1,586,683 ADA: US$907,837 (C$1,245,553)
•	14,375 SOL: US$2,224,726 (C$3,052,324)
•	490.5 UNI: US$3,498 (C$4,800)
•	433,321.6 AVAX: US$7,788,747 (C$10,686,161)
•	1,925,703 CORE: US$994,860 (C$1,364,948)
•	4,913,918 SUI: US$14,272,777 (C$19,582,250)

This robust treasury strategy not only strengthens the Company's financial foundation but also enhances its ability to capitalize on future growth opportunities and aligns with its goal of building long-term shareholder value.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information, please visit https://www.reflexivityresearch.com/

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information, please visit https://www.neuronomics.com/

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the digital asset treasury strategy of the Company; the monetization of the Company's AUM; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

View original content to download multimedia:https://www.prnewswire.com/news-releases/defi-technologies-reports-all-time-high-in-bitcoin-assets-under-management-and-treasury-holdings-302504139.html

SOURCE DeFi Technologies Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2025/14/c3531.html

%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 14-JUL-25